UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE 13E3

RULE 13E3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CANTABIO PHARMACEUTICALS INC.

(Name of the Issuer)

Cantabio Pharmaceuticals Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

13808X104

(CUSIP Number of Class of Securities)

Dr. Thomas Roger Sawyer

Chief Operations Officer, Director

Cantabio Pharmaceuticals Inc.

2225 East Bayshore Road

Palo Alto, California 94303

Tel. 844-200-2826

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

William S. Rosenstadt, Esq.

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

+1-212-588-0022 - telephone

+1-212-826-9307 - facsimile

This statement is filed in connection with (check the appropriate box):

[X]

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e3(c) under the Securities Exchange Act of 1934.

[  ]

The filing of a registration statement under the Securities Act of 1933.

[  ]

A tender offer.

[  ]

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$21,295	$4.26

*

Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1,693,246 shares of common stock for $0.01296 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split. Given that the actual number of fractional shares of common stock that will exist after the reverse stock split is unknown at this time, the total cash we will pay to stockholders is currently unknown, but is estimated to be approximately $21,295. The per share payment amount is that which has been set by the Company as set out herein.

**

The amount of the filing fee, calculated in accordance with Rule 011 of the Securities Exchange Act of 1934, as amended, equals onefiftieth of one percent of the cash to be paid in lieu of fractional shares. This amount was paid prior to the filing of the initial Schedule 13E3 on April 10, 2019.

[  ]

Check the box if any part of the fee is offset as provided by Rule 011(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$

Form or Registration No.:

Filing Party:

Date Filed:

ii

TABLE OF CONTENTS

iii

INTRODUCTION

This Amendment No. 3 to Rule 13E3 Transaction Statement on Schedule 13E-3 is being filed by Cantabio Pharmaceuticals Inc., a Delaware corporation (“Cantabio”, the “Company”) and amends the Rule 13E3 Transaction Statement on Schedule 13E-3 initially filed on April 10, 2019 and previously amended on May 8, 2019 and May 15, 2019 (as amended, the “Transaction Statement”). This Amendment No. 3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s definitive information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Information Statement. A copy of the Information Statement is incorporated by reference herein as Exhibit (a)(1). Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Information Statement.

The Transaction Statements relates to the Company’s proposed 1for5,000 reverse stock split (the “Reverse Stock Split”) of its common stock, par value $0.001 per share (the “Common Stock”). The Company will pay out fractional shares resulting from the Reverse Stock Split and intends to “go private” thereafter.

At a meeting of the board of directors of Cantabio held on March 13, 2019, the Company’s board of directors (the “Board”) approved the Reverse Stock Split to effect on the effective date upon filing the certificate of amendment to Cantabio's certificate of incorporation with the Secretary of State of the State of Delaware (the “Effective Time”). On March 19, 2019, stockholders (all of whom are affiliated stockholders) of Cantabio holding approximately 70.0% of our outstanding common stock delivered to Cantabio their consent approving the Reverse Stock Split and other transactions contemplated thereby. The stockholder consent is sufficient under Delaware law to approve the certificate of amendment and the Reverse Stock Split without the concurrence of any other stockholders.

No fractional shares will be issued in connection with the Reverse Stock Split.   Stockholders who hold less than 5,000 shares of existing common stock on the effective date of the reverse stock split will receive cash in the amount of $0.01296 per share of existing pre-reverse split common stock and will cease to be stockholders of Cantabio after the reverse stock split. The amount of cash each holder of fractional common stock will receive will be calculated by multiplying the number of shares of existing common stock held by the stockholder on the effective date of the reverse stock split by $0.01296. Stockholders who hold more than 5,000 shares of existing common stock on the effective date of the reverse stock split will receive: (i) one share of new common stock for each 5,000 shares of existing common stock held on the effective date of the reverse split; and (ii) cash in lieu of any fractional share of new common stock that such holder would otherwise be entitled to receive on the basis of $0.01296 per share of existing common stock.

Believing that Cantabio currently derives no material benefit from its public company status and the thin trading market in our common stock has not provided liquidity to our stockholders, the Board concluded that Cantabio should terminate its public company status. The completion of the reverse stock split will reduce the number of outstanding shares of the Company’s common stock from 112,724,148 shares to approximately 21,359 shares.

Upon conclusion of the reserve stock split, the number of stockholders will be reduced to approximately 339, which is fewer than 500. This will allow the Company to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. After the suspension of the Company’s duty to file periodic reports and other information with the SEC, the Company will cease to file reports and information with the SEC.

The Company’s exchange agent, Broadridge Financial Solutions, Inc., will process the reverse stock split of Cantabio's common stock on or about the 20th day following the mailing of a definitive information statement to be filed on Schedule 14C describing the reverse stock split, which mailing we expect to commence on the date hereof.

The total amount of funds necessary to make cash payments to stockholders in connection with the Reverse Stock Split will be approximately $21,295. In addition, the expenses incurred to effect the reverse stock split are estimated to be approximately $132,000. We expect to use cash on hand to pay the cash consideration in connection with the reverse stock split and other expenses for the reverse stock split.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement.

Information contained in (i) the Information Statement, (ii) the Company’s Annual Report on Form 10K for the year ended March 31, 2018, which was filed by the Company on July 16, 2018 (the “Form 10K”), (iii) the Company’s quarterly reports on Form 10Q filed by the Company for the quarterly period ended June 30, 2018 and September 30, 2018 filed on August 20, 2018 and November 13, 2018 (the “Form 10Qs”) and (iv) the Company’s Current Reports on Form 8K filed with the SEC on October 15, 2018, December 14, 2018 and March 21, 2019 is incorporated into this Schedule 13E3 by reference. Capitalized terms used but not defined herein will have the meanings given to them in the Company’s disclosure statement attached to this Schedule and made a part hereof.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation MA.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” and “Questions and Answers about the Reverse Stock Split” in the Information Statement and incorporated by reference as Exhibit (a)(1) hereto, is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The Company’s name and address, and the telephone number at that address, are:

Cantabio Pharmaceuticals Inc.

2225 East Bayshore Road

Palo Alto, California 94303

844-200-2826

(b)

Securities. As of March 12, 2019, the Company had 112,724,148 shares of common stock issued and outstanding.

(c)

Trading Market and Price. The information set forth in the Information Statement under the caption “Market for Common Stock and Dividend Policy” is incorporated herein by reference.

(d)

Dividends. The information set forth in the Information Statement under the caption “Market for Common Stock and Dividend Policy” is incorporated herein by reference.

(e)

Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration under Regulation A.

(f)

Prior Stock Purchases. During the past two years, the Company has not purchased any shares of its Common Stock.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. Cantabio Pharmaceuticals Inc. is the filing person of this Schedule 13E-3. The Company’s business address is 2225 East Bayshore Road, Palo Alto, California 94303 and the Company’s telephone number is (844) 200-2826. The name of each director and executive officer of the Company is listed below. The address of each of the directors and executive officers is 2225 East Bayshore Road, Palo Alto, California 94303.

Gergely Toth -- President, Chief Executive Officer, Director

Thomas Roger Sawyer -- Chief Operations Officer, Director

Max Zhu -- Director

(b)

Business and Background of Entities. The Company is a Delaware corporation and its principal business activity is focusing on commercializing novel therapies and the intellectual property generated from our research and development activities for Parkinson’s disease (PD), Alzheimer’s disease (AD) and other related neurodegenerative diseases. The Company has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). The Company has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Company from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)

Business and Background of Natural Persons.

(1)

and (2) The name and business background for each director and executive officer of the Company is incorporated herein by reference to “Our Directors and Executive Officers” under the Caption “Information Concerning Cantabio” in the Information Statement. The address of each of the directors and executive officers is 2225 East Bayshore Road, Palo Alto, California 94303.

(3)

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). The information set forth in the Information Statement under the caption “The Reverse Stock Split - Certain Legal Matters” is incorporated herein by reference.

(4)

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. The information set forth in the Information Statement under the caption “The Reverse Stock Split - Certain Legal Matters” is incorporated herein by reference.

(5)

Gergely Toth is a citizen of Hungary. Thomas Roger Sawyer is a citizen of the United Kingdom.  Max Zhu is a citizen of Hong Kong.

Item 4. Terms of the Transaction.

(a)

Material Terms. The information set forth in the Information Statement under the captions “Summary Term Sheet” and “The Reverse Stock Split” is incorporated herein by reference.

(b)

Purchases. The Company will not purchase any Common Stock from any officer, director or affiliate of the Company in connection with the Reverse Stock Split other than any fractional shares that such persons may hold after the reverse stock split on the same terms as the purchase of fractional shares for other holders of fractional shares after the reverse stock split.

(c)

Different Terms. The information set forth in the Information Statement under the captions “Summary Term Sheet”, “Questions and Answers about the Reverse Stock Split,” “Special Factors -- Background of the Reverse Stock Split”, “The Reverse Stock Split” is incorporated herein by reference.

(d)

Appraisal Rights. The information set forth in the Information Statement under “Dissenters’ Rights” of the caption “Summary Term Sheet” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. The Company has not granted unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the expense of the Company.

(f)

Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions. The information set forth in the Form 10-K under the “Item 13. Certain Relationships and Related Transactions, and Director Independence” and the information set forth in the Information Statement under “Information Concerning Cantabio - Certain Relationships and Related Transactions with Affiliates” are incorporated herein by reference.

(b)

Significant Corporate Events.  The information set forth in the Information Statement under the captions “Questions and Answers about the Reverse Stock Split” is incorporated herein by reference.

(c)

Negotiations or Contracts. The information set forth in the Information Statement under the captions “Summary Term Sheet”, “Questions and Answers about the Reverse Stock Split”, “The Reverse Stock Split” and “Information Concerning Cantabio” and the information set forth in the Form 8-K filed on March 21, 2019 (Departure of Directors) are incorporated herein by reference.

(d)

Conflicts of interest. None.

(e)

Agreements Involving the Subject Company’s Securities. Not Applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)

Use of Securities Acquired. The inform information set forth in the Information Statement under the Caption “Special Factors - Purpose of the Reverse Stock Split” is incorporated herein by reference.

(b)

Use of Securities Acquired. Not Applicable.

(c)

Plans. The information set forth in the Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” “Special Factors,” “The Reverse Stock Split,” and “Information Concerning Cantabio” is incorporated herein by reference.

(d)

Subject Company Negotiation. Not Applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)

Purposes. The information set forth in the Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” “Special Factors—Purpose of the Reverse Stock Split,” is incorporated herein by reference.

(b)

Alternatives. The information set forth in the Information Statement under the caption “Special Factors -- Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors” is incorporated herein by reference.

(c)

Reasons. The information set forth in the Information Statement under the captions, “Special Factors - Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)

Effects. The information set forth in the Information Statement under the captions, “Special Factors - Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 5,000 Shares of our Common Stock in a Single Account”, “Special Factors -- Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 5,000 or More Shares of Our Common Stock in a Single Account”, “Special Factors - Effects of the Reverse Stock Split on Affiliated Stockholders” and “Effects of the Reverse Stock Split on Our Affiliates’ Interests in Our Net Book Value and Net Loss”, is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)

Fairness. The information set forth in the Information Statement under the caption “Special Factors -- Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split” and “Special Factors - Position of Cantabio Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “Special Factors -- Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split” and “Special Factors - Position of Cantabio Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)

Approval of Security Holders. On March 19, 2018, stockholders (all of whom are affiliated stockholders) of Cantabio holding approximately 70.0% of our outstanding common stock delivered to Cantabio their consent approving the reverse stock split and other transactions contemplated thereby and adopting for filing the certificate of amendment to our certificate of incorporation. The stockholder consent is sufficient under Delaware law to approve the certificate of amendment and the reverse stock split without the concurrence of any other stockholders. Therefore, no further action of the stockholders is necessary to approve the reverse stock split. Cantabio has not required the approval of the reverse stock split by the holders of a majority of Cantabio's shares held by persons unaffiliated with Cantabio.

(d)

Unaffiliated Representative. The information set forth in the Information Statement under the caption “Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

(e)

Approval of Directors. The Reverse Stock Split was unanimously approved by the Board by written consent dated March 13, 2019.

(f)

Other Offers. The Company is unaware of any firm offer made by any unaffiliated person during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)

Report, Opinion or Appraisal. The Board has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. More information set forth in the Information Statement under the caption “Special Factors--Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split--Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors -- Reports, Opinions and Appraisals” is incorporated herein by reference.

(b)

Preparer and Summary of the Report, Opinion or Appraisal.

i.

Background.

The Board obtained a report from Albeck in connection with the reverse stock split. Albeck decided what would be a fair per share consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split rather than providing a fairness opinion on a per share amount chosen by management.

After a review of suitable and commonly used methodologies to calculate a company’s value, Albeck utilized the following methods to arrive at the valuation: Replacement Cost Approach (“RCA”) and Multi-Period Excess Earnings Method. The report arrived at a company-wide valuation of $1.46 million, which comes out to $0.01296 per outstanding share.

ii.

Engagement of Albeck

We entered into an engagement letter with Albeck, dated December 20, 2018, relating to their services in connection with the report to be issued. No limitations were imposed by the Company on the scope of the report.

The Company’s management had solicited quotations for valuation services from two financial services firms and chose Albeck based on their reputation, the cost of such services and the time given to provide the valuation report. Albeck is a global financial consulting firm with offices in New York, Houston, Hong Kong, Shanghai and Shenzhen. They have over 30 years’ experience providing financial services and include valuation services among their core services.

In return for the report, we agreed to pay Albeck a fee of $35,000, half of which was payable upon entry into the engagement letter and the other half of which was payable prior to the issuance of the report. We also agreed to reimburse Albeck for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify it against liabilities relating to or arising out of its engagement. The issuance of the report by Albeck was not contingent on any factors (other than payment and the provision of the information required to complete the report), and the payment by us to Albeck was not contingent on any factors, including a valuation at or above a set per share price. Other than the provision of the report by Albeck to us, none of the Company, its directors and officers and its affiliate shareholders, on the one hand, and Albeck or any of its affiliates or unaffiliated representatives that are known to the Company have had any relationship within the past two years and no such relationship is currently contemplated.

iii.

Procedures followed

In the production of the report, Albeck took the following actions and observed the following procedures:

•

gathered information on our Audited financial statements for March 31, 2016 and 2017 financial years and for the six months ended September 30, 2018;

•

projected our profit and loss for the fiscal years ending in 2019 through 2038;

•

broke down our projected revenue;

•

broke down our historical costs in relation to our intellectual property (“IP”);

•

reviewed certain details in relation to the IP;

•

engaged in discussions with our representatives including Gergely Toth, Chief Executive Officer and Thomas Sawyer, Chief Operating Officer;

•

reviewed historical and forecast financial information of listed companies comparable to us from S&P Capital IQ;

•

referred to risk-free rates from S&P Capital IQ, equity risk premium from S&P Capital IQ and Economic and Industry information from various sources including, International Monetary Fund, various patent and IP resources, and the World Bank.

iv.

Replacement Cost Approach

RCA involves estimating the cost of recreating the subject intellectual property/intangible asset in similar shape, technology and condition with historical costs as a basis for the valuation, as of a particular date. In Albeck’s opinion, RCA is more appropriate for valuing the IPs as this approach is more effective in valuing early stage IPs where the future economic benefit of the IPs cannot be reliably measured.

As the Company’s IP was developed within the past few years, Albeck determined that the historical costs are a reasonable proxy for costs of recreation. The inputs/assumptions to apply this method were derived from discussions with Management. The key inputs and assumptions applied in utilizing the replacement cost method in order to value the IP as of the Valuation Date, were as follows:

•

project costs provided by the Company, which include all historical development costs such as:

•

Costs of internal resources;

•

External consultant and resources;

•

IP licenses; and

•

Other incidental costs permitted under US GAAP.

•

Amortization was allowed up to the date of the report with the understanding that no obsolescence adjustment was required over the amortization, as the IPs are relatively new.

The total research and development costs were $1,460,756.

v.

Multi-Period Excess Earnings Method

Albeck also used the probability-adjusted multi-period excess earnings method (“MEEM”) to measure the fair value of the IP. This method measures present value of the future marginal economic benefits to the generated or allocated cash flows during the remaining life of the asset. MEEM uses the operating cash flows of the portion of business relevant to the asset being valued less contributory asset charges and related implicit royalty expenses to derive the cash flows from the asset being valued.

To determine the fair value of the IP, Albeck considered only the expected operating cash flows from the asset being valued. It then deducted contributory asset charges that were apportioned according to the revenue contributed by the asset. The after-tax residual cash flows were subsequently discounted by an appropriate discount rate.

Revenue Forecast

Albeck relied on the revenue forecast provided by the Company for the period from its fiscal year ending in 2019 to that ending in 2038 for the valuation of the IP. It allocated 100% of the revenue the IP. Revenue for the IP is mainly derived from milestone payments upon the success of each clinical phase, as well as royalty payments upon the successful commercialization of the IP. The revenue in the period of valuation, in the event that the IP is successfully commercialized, is shown as follows:

Tax Rate

Albeck adopted the corporate tax rate in the United States of 21% as the tax rate.

Useful Life & Decay Rate

Albeck considered all forms of obsolescence, such as physical deterioration, functional, technological, economic obsolescence as well as market competition in the remaining useful life analysis. Based on the above consideration and discussions with the Company, Albeck assumed an indefinite useful life and applied a 0% decay rate, to reflect the fact that the Company is consistently enhancing and developing the IP.

Commercialization Success Probability

To cater for the probability that the IP will be successfully commercialized, Albeck applied a best-estimate probability for which the projects related to the IP will pass each clinical stage successfully to the path of commercialization. These probabilities were adopted in its MEEM calculations as probability-adjusted residual cash flows. The probabilities are based upon discussions with the Company, as well as internal industry research on past success rates for projects similar to that for the subject IP. In this valuation exercise, we have presented three success scenarios, to cater for different cases which may occur in the future, as estimated by the Company. The probabilities of success for each individual phase adopted in our calculations are presented as follows:

The high case represented the Company’s optimistic estimation that the drug is successfully tested, approved and commercialized. The low case represents a failure of the drug test in Phase 3 research. A base case is adopted as a scenario in between the high and low case. In all scenarios, while there is also a financing risk, each of the three scenarios assume successful financing to the point of attaining the levels described in each scenario, otherwise the value of the IP would immediately go to zero, or in the best case, stagnate indefinitely unless and until such financing is secured. The financing risk is reflected in the discount rate utilized in the methodology.

Contributory Asset Charges

Embedded in the concept that the fair value of an identifiable intangible asset is equal to the present value of the net cash flows attributable to that asset, is the notion that the net cash flows attributable to the subject asset must recognize the support of many other assets, tangible and intangible, which contribute to the realization of the cash flows. The contributory asset charges (of cash flow) are based on the fair value of the contributing assets. After-tax cash flows for certain identifiable intangible asset are assessed charges representing a “return on” and a “return of” the contributory assets based on their Fair Values.

The “return on” the asset refers to a hypothetical assumption whereby the project pays the owner of the contributory assets a fair return on the fair value of the hypothetically rented assets (in other words, “return on” is the payment for using the asset). The “return of” fixed assets is included in the cost structure as depreciation. For self-developed assets such as assembled workforce, the cost to replace these assets is already factored into the cash flow analysis as part of the operating cost structure in the form of ongoing development expenses. “Return of” is the cost to replace the asset and is deducted from the subject revenues.

Albeck adopted contributory asset charge rates as follows:

Discount Rate

Albeck derived the discount rate for the IP based on the Weighted Average Cost of Capital plus 2% premium, equalling 45%.

Tax Amortization Benefit

No tax amortization benefit was assumed in the valuation.

Valuation Result

Based on the above assumptions and parameters, Albeck estimated the fair value of the IP under the MEEM method to be zero as of the date of the report due to the current stage of the IP and amount of time it would take in order to achieve future cash flows.

vi.

Conclusion

Based on the assumptions outlined in the report and our analysis, Albeck determined the market value of the IP owned by Cantabio using the Replacement Cost Approach to be $1.46 million.

The information set forth in the Information Statement under the captions “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors  Reports, Opinions and Appraisals” is incorporated herein by reference.

(c)

Availability of Documents. The Company will, at Company’s expense, send stockholders a copy of Albeck Financial Services’ opinion and a copy of Albeck Financial Services’ opinion has been filed as Exhibit (c).

Item 10. Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the Information Statement under the caption “The Reverse Stock Split --Source of Funds and Financial Effect of the Reverse Stock Split” is incorporated herein by reference.

(b)

Conditions. None.

(c)

Expenses. The information set forth in the Information Statement under the caption “The Reverse Stock Split - Fees and Expenses” is incorporated herein by reference.

(d)

Borrowed Funds. The Company recently issued our director, Max Zhu, $1,500,000 of convertible notes with the intention of using the proceeds from such sale to redeem outstanding convertible debentures and to finance the going private transaction. More information set forth in the Information Statement under the Caption “The Reverse Stock Split - Source of Funds and Financial Effect of the Reverse Stock Split” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the Information Statement under the caption, “Information Concerning Cantabio -- Security Ownership of Principal Stockholders and Management” is incorporated herein by reference.

(b)

Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(a)

Solicitation or recommendation.  Not Applicable.

(b)

Reasons. Not Applicable.

(c)

Intent to tender. Not Applicable.

(d)

Intent to tender or vote in a going-private transaction. Not Applicable.

(e)

Recommendations of others. Not Applicable.

Item 13. Financial Statements.

(a)

Financial Information. The Company’s audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation MA are incorporated herein by reference. The Company’s audited financial statements of the Company for the two years ended March 31, 2018 and 2017 set forth in the Company’s Form 10-K for the year ended March 31, 2018 are incorporated herein by reference. The audited financial statements and unaudited interim financial statements of the Company set forth in the Company’s Form 10-Qs for the quarter ended September 30, 2018 and June 30, 2018 are incorporated herein by reference.

(b)

Pro Forma Information. Not Applicable.

(c)

Summary Information.

In the table below, we provide you with historical selected financial data for the years ended March 31, 2018 and 2017. This information is derived from our consolidated financial statements included in the Annual Report on Form 10-K for the year ended March 31, 2018, which was filed by the Company on July 16, 2018 (the “Form 10-K”).

	For Fiscal Year Ended March 31
	2018	2017
	US$ (audited)	US$ (audited)
Statement of operation data:
Revenues	$0	$0
Operating expenses	1,348,788	1,069,269
Income/(Loss) from operations	(1,348,788)	(1,069,269)
Other Income & (Expenses)	(662,985)	(42,869)
Net income/ (Loss)	(2,011,773)	(1,112,138)
Earnings per share, basic and diluted	(0.07)	(0.04)
Weighted average ordinary shares outstanding	30,943,829	26,805,270

	March 31, 2018	March 31, 2017
Balance sheet data
Current assets	$109,426	$33,523
Total assets	109,426	33,523
Current Liabilities	1,982,630	887,445
Total Liabilities	1,982,630	887,445
Total equity	(1,873,204)	(853,922)

In the table below, we provide you with historical selected financial data for the three- and six-month periods ended September 30, 2018 and 2017. This information is derived from our consolidated financial statements included in the quarterly report on Form 10-Q filed by the Company for the quarterly period ended September 30, 2018 filed on November 13, 2018.

	For the three months ended September 30		For the six months ended September 30
	2018	2017	2018	2017

Statement of operation data:
Revenue	$0	$0	$0	$0
Operating expenses	234,131	276,339	470,003	564,265

Loss from operations	(234,131)	(276,339)	(470,003)	(564,265)
Total Other Income & (Expenses)	(334,485)	(68,952)	(565,476)	(133,423)
Net loss	$(568,616)	$(345,291)	$(1,035,479)	$(697,688)
Basic and Diluted Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Weighted average number of common shares outstanding	58,430,000	27,284,000	55,745,000	27,145,000

	September 30, 2018	March 31, 2018
Balance sheet data	-	-
Current assets	$185,236	$109,426
Total assets	185,236	109,426
Current Liabilities	2,488,477	1,982,630
Total Liabilities	2,488,477	1,982,630
Total equity	(2,303,241)	(1,873,204)

The Company’s net book value at March 31, 2018 and at September 30, 2018 was $(1,873,204) and $(2,303,241), respectively, or approximately $0.03 and $0.03 per share, respectively.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. None.

(b)

Employees and Corporate Assets. None.

Item 15. Additional Information

(a)

Information Required by Item 402(t) of Regulation SK. Not applicable.

(b)

Other Material Information. The information contained in the Information Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)

Information Statement on Schedule 14C (incorporated by reference to the registrant’s Information Statement on Schedule 14C, filed with the SEC on the date hereof).

(a)(2)

Annual Report on Form 10K for the year ended March 31, 2018 (incorporated by reference to the registrant’s Annual Report on Form 10K, filed with the SEC on July 16, 2018).

(a)(3)

Quarterly Report on Form 10Q for the period ended June 30, 2018 and September 30, 2018 (incorporated by reference to the registrant’s Quarterly Report on Form 10Q, filed with the SEC on August 20, 2018 and November 13, 2018).

(b)

Not Applicable.

(c)

The Company’s board of directors has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. More information set forth in the Information Statement under the caption “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors - Reports, Opinions and Appraisals” is incorporated herein by reference.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

(h)

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2019	CANTABIO PHARMACEUTICALS INC.

By: /s/ Gergely Toth
Name: Gergely Toth
Title: Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)

Information Statement on Schedule 14C (incorporated by reference to the registrant’s Information Statement on Schedule 14C, filed with the SEC on the date hereof).

(a)(2)

Annual Report on Form 10-K for the year ended March 31, 2018 (incorporated by reference to the registrant’s Annual

Report on Form 10-K, filed with the SEC on July 16, 2018).

(a)(3)

Quarterly Report on Form 10-Q for the period ended June 30, 2018 and September 30, 2018 (incorporated by reference to the registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 20, 2018 and November 13, 2018).

(b)

Not Applicable.

(c)

Report of Albeck Financial Services Inc.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

(h)

Not Applicable.

Private and Confidential

Valuation Report

Pertaining to Cantabio Pharmaceuticals Inc.

Valuation of Intellectual Properties

March 5, 2019

1

Houston * New York * Hong Kong * Shenzhen * Beijing * Shanghai

Letter of Transmittal

March 5, 2019

Cantabio Pharmaceuticals Inc.

Attn: Mr. Gergely Toth, Chief Executive Officer

1250 Oakmead Parkway

Sunnyvale, CA 94085

Dear Mr. Toth:

In accordance with your instructions, we, Albeck Financial Services Limited (“Albeck”), have performed a valuation of the fair market value of the underlying Intellectual Property asset (the “IP”) of Cantabio Pharmaceuticals Inc. (“Cantabio” or the “Company”) as of September 30, 2018 (the “Valuation Date”) in connection with a potential transaction by which Cantabio will go private and no longer trade on the OTCQB market. The report date is March 5, 2019 (the “Report Date”).

We understand that our valuation opinion and report will be used by in connection with a potential transaction by which Cantabio will go private and no longer trade on the OTCQB market. (the “Proposed Transaction”).

In this exercise, we utilize the fair market value (“Fair Market Value”) as the premise of value. The Fair Market Value is defined as: "The fair market value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. The fair market value of a particular item of property includible in the decedent's gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of the item in a market other than that in which such item is most commonly sold to the public, taking into account the location of the item wherever appropriate."

Houston * New York * Hong Kong * Shenzhen * Beijing * Shanghai

We note that fair value (“Fair Value”) is commonly used as the premise of value worldwide for valuations performed for financial reporting. Fair Value is defined by the International Valuation Standards as “the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).”

We note that for all practical purposes, there should be no difference in valuations performed under Fair Market Value or Fair Value as the essence of the two premises of value is similar and broadly consistent. As such, we have adopted Fair Value as the premise of value for the purposes of this report.

In order to arrive at the Fair Value of the IP and to ensure that the values at which we arrived are reasonable, we will determine our opinion of the fair value by considering, and potentially utilizing, widely-accepted valuation techniques, including (a) analysis of the IP being valued as well as the terms of any license associated with such IP, if applicable; (b) analysis of future economic benefits to the cash flows generated during the life of the IP; (c) analysis of royalty savings generated from the IP; (d) analysis of transactions involving relatively similar companies and assets and their related valuation multiples; (e) analysis of pricing multiples of relatively similar publicly traded companies; and (f) discounted cash flow analysis that considers projected future cash flows and required rates of return associated with those cash flows.

The following valuation methods were used in the valuations:

•

Multi-Period Excess Earnings Method (“MPEEM”), and

•

Replacement Cost Approach (“RCA”) for the underlying IP.

We executed three different potential scenarios under the MPEEM method, however each scenario produced a zero value of the IP due to the current stage of the IP and as such we relied solely on the RCA approach, once we rejected the MPEEM approach, in determining the valuation.

All figures noted in this report are denominated in US Dollars (“$”), unless noted otherwise. We set out below our valuation opinion as at Valuation Date.

Houston * New York * Hong Kong * Shenzhen * Beijing * Shanghai

The following pages outline the factors considered, the methodologies and assumptions employed in formulating our opinions and conclusions. Any opinions are subject to the assumptions and limiting conditions contained therein.

Yours faithfully

For and on behalf of

Albeck Financial Services Limited

/s/ Matthew Katzeff

Matthew Katzeff

Managing Director and Head of Global Strategic Advisory, M&A and Valuation

Credentials

Albeck Financial Services’ Global Strategic Advisory, M&A and Valuation Group is a global consulting and valuation practice that provides objective and sophisticated valuation as well as financial and strategic advisory and M&A advisory services to public and private companies of all sizes for a variety of purposes.   We offer objective world-class quality, capabilities and service and our deliverables withstand the highest level of third-party scrutiny.  Services include M&A advisory, fairness opinions and other valuations, intellectual property valuation and strategic advisory, due diligence, transaction and financial advisory, financial modeling, expert witness opinions, solvency opinions, goodwill impairment, purchase price allocation, valuation for financial reporting purposes, ESOPs, estate, tax and gift, 409A valuations, valuations of complex equity, debt, convertible and derivative securities, as well as real estate, including mark to market, and other valuation services.  With prowess and offices throughout the US and Asia, we provide true value added, whether the engagement is strictly domestic, or if it is cross border involving multi-cultural aspects and challenges.  We have offices in New York, Houston, Hong Kong and Shenzhen.

Albeck also provides financial reporting expertise and specialized transactional services to small- to mid-cap companies, to help issuers meet regulatory requirements and to assist with their technical needs. Albeck prepares clients for the financial reporting challenges and opportunities that regulatory bodies and the marketplace present. Albeck’s services include but are not limited to: PBC and Supporting Schedule Development, Financial Reporting Preparation, Valuation Services, IPO/APO/Transactions, Due Diligence for Mergers & Acquisitions, Sarbanes-Oxley Compliance, Tax Services, Outsourced CFO & Controller Services and Back-office Accounting and Bookkeeping. Albeck Financial has over 30 years of financial consulting expertise.

Matthew L. Katzeff is the Managing Director and Head of Global Strategic Advisory, M&A and Valuation of Albeck Financial Services Limited. He is based in New York. Since beginning his career at The Blackstone Group, Mr. Katzeff has developed a successful 25+ year career predominantly focused upon Mergers & Acquisitions advisory, Fairness Opinions, Private Equity sourcing and execution, Valuation and Real Estate across a board array of industry sectors, sizes and corporate situations, including public and private entities, family-owned situations, joint ventures, corporate partnerships, real estate and defense from hostile acquisitions.  Since his tenure at Blackstone, Mr. Katzeff was a member of the M&A teams at SBC Warburg Dillon Read (currently UBS), Credit Suisse First Boston and Peter J. Solomon Company.

Mr. Katzeff then became a Vice President with North Atlantic Trading Company, focusing on the sourcing and execution of both stand-alone and “bolt-on” private equity investments, primarily within the consumer products sector.  He was also responsible for the financing and refinancing of a number of the company’s investments and acquisitions, including the arrangement of senior debt facilities and high-yield offerings, as well as the ongoing valuations of existing portfolio companies, the evaluation of future strategic initiatives from both an operational as well as a tax perspective, and the valuation and evaluation of potential new investments and acquisitions.

Mr. Katzeff then became a Managing Director with J Giordano Securities Group, an investment banking boutique in which he focused upon the development, strategy and execution of debt and equity capital transactions as well as M&A across a number of industry sectors.  Mr. Katzeff was then appointed the Head of M&A and Managing Director at Ashir Group, a boutique investment bank predominantly focused upon real estate and Chinese companies who wish to access the American capital markets or require other US investment banking services, such as M&A.  Prior to joining Albeck, Mr. Katzeff was the Managing Director and Head of North America of Stratiqa Inc., a global M&A advisory and valuation practice, in which he predominantly focused upon the execution of strategic advisory assignments as well as fairness opinions and other valuations, with an emphasis on both companies with traditional asset classes as well as intellectual property.  Mr. Katzeff’s experience at both bulge-bracket institutions as well as boutique investment firms have provided him with a unique and very well-rounded perspective enabling him to be truly value-added with respect to valuation, investment, and corporate strategy and development, while maintaining a very strong sense of creativity and objectivity.

To date, Mr. Katzeff has closed transactions amounting to an aggregate value of over $22 billion and possesses a deep rolodex of both corporate as well as private equity and family office contacts across a wide breadth of industries and sizes.  Sectors in which Mr. Katzeff has operated include technology, media, telecommunications, consumer products, retail, green technology, business process outsourcing (“BPO”), teleservices, IT services, aerospace & defense, healthcare, oil & gas, building materials, gaming, enterprise software, financial institutions, natural resources, alternative fuels, real estate, lodging, and general industrial & manufacturing, in addition to a strong focus on intellectual property as well.  Furthermore, in addition to his substantial domestic and global experience, he has developed significant experience with Chinese companies who wish to access the American capital markets or require other US investment banking, valuation or advisory services, such as M&A.  His strengths include highly sophisticated valuation, strategic and financial advisory capabilities, deal origination and business development, transaction execution, analysis and exceedingly strong technical capabilities.

Throughout his career, Mr. Katzeff has conducted valuations of public and private corporations, other legal entities, intellectual property, and real estate across a broad scope of sizes and situations, as well as their respective securities and intangible assets for various purposes including fairness opinions, mergers & acquisitions, strategic combinations, divestitures, spin-offs, joint ventures, reorganizations, recapitalizations, leveraged buyouts, management buyouts, ESOP valuation and implementation, estate planning, goodwill impairment, purchase price allocation, 409A valuations, valuations of complex equity, debt, convertible and derivative securities, and regulatory compliance.  To date, he has issued fairness opinions for transactions with an aggregate value in excess of $10 billion.

Mr. Katzeff graduated from Cornell University, earning a BS in Economics with a concentration in International Finance.  He is Series 7, 63 and 79 licensed and is also proficient in Spanish and Japanese and learning Mandarin.  He has been written up in a number of publications, including Forbes as well as Crain’s New York Business.

Table of Contents

Letter of Transmittal	2
Credentials	5
Table of Contents	7
Preamble	9
Introduction	9
Premise of Value	9
Basis of Valuation	9
Valuation Approaches	10
Statement of Independence	11
Limitation of Circulation	11
Source of Information	12
Information from Management	12
Information from Other Sources	12
Company Overview	13
Economic Overview	16
Industry Overview	17
Historical and Forecast Financial Statements	20
Summary of Historical Financials	20
Valuation of Intellectual Property	21
Valuation Approaches	21
Valuation Methodology - Replacement Cost Approach (“RCA”)	22
Conclusion	23
Valuation Methodology - Probability-Adjusted Multi-period Excess Earnings Method (“MEEM”)	23
Revenue Forecast	23
Tax Rate	24
Useful Life & Decay Rate	24
Commercialisation Success Probability	24
Contributory Asset Charges (“CAC”)	25
Discount Rate	26
Tax Amortization Benefit	26
Valuation Result	26
Summary of the Intellectual Property Asset Valuation	26
Exclusions and Limitation of Liability	27
Assumptions and Key Limitations	28
General	28
Limitations of Valuation	29
Appendix 1 - Historical Balance Sheet	30
Appendix 2 - Historical and Projected Profit & Loss Statement	31
Appendix 3 - Derivation of Discount Rate	32
Appendix 4 - Comparable Companies	35
Appendix 5 - Valuation of Intellectual Property under Cost Approach	36
Appendix 6 - Summary of the Contributory Asset Charges	37
Appendix 7 - Valuation of Intellectual Property under MEEM Method	38

Preamble

Introduction

We have been appointed by the management of Cantabio (“Management”) to assist in determining the fair value (“Fair Value”) of the IP as at the Valuation Date.

We understand that our valuation opinion and report will be used by its auditors in connection with a potential transaction by which Cantabio will go private and no longer trade on the OTCQB market.

Premise of Value

We note that the IRS refers to fair market value (“Fair Market Value”) as the premise of value. The Fair Market Value is defined as: "The fair market value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. The fair market value of a particular item of property includible in the decedent's gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of the item in a market other than that in which such item is most commonly sold to the public, taking into account the location of the item wherever appropriate."

We note that fair value (“Fair Value”) is commonly used as the premise of value worldwide for valuations performed for financial reporting. Fair Value is defined by the International Valuation Standards as “the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).”

We note that for all practical purposes, there should be no difference in valuations performed under Fair Market Value or Fair Value as the essence of the two premises of value is similar and broadly consistent. As such, we have adopted Fair Value as the premise of value for the purposes of this report.

Basis of Valuation

By its very nature, valuation is not a science and the formulation of a valuation assessment necessarily contains significant uncertainties and the conclusions arrived at in many cases will be subjective and dependant on the exercise of judgement. Therefore, in general, there is no indisputable value, and we normally express our opinion as falling within a likely range. However, for the purposes of our cross checks, we have noted the mid-points of our valuation ranges from the 100% equity interest in the IP.

Our valuation is only an indicative quantum at which interests in it might reasonably be expected to be sold at the Valuation Date and may be different from the actual transacted price.

To the extent practical, we have evaluated information gathered through analysis and inquiry for the purpose of estimating the indicative valuation range.

For this assignment, we have not carried out any work in the nature of a feasibility study nor are we required to express a viability opinion on any proposed transaction. We have relied on information provided by the Management in arriving at our opinion. We have assumed that the information provided to us is accurate and not subject to material error or omission.

Albeck’s procedures, in the preparation of this report, involved an analysis of financial information and accounting records. This did not include verification work nor did constitute an audit or assurance engagement. Accordingly, we do not warrant that our inquiries have identified or verified all of the matters which an audit, extensive examination or “due diligence” investigation might disclose.

Accordingly, we do not express an opinion on the accuracy of any historical information or the reasonableness of the assumptions underlying the projected financial information, nor the achievability of the outcomes indicated in any projected financial information or warrant or guarantee such outcomes.

An important part of the information used in forming the kind of opinion expressed in this report is the opinions and judgement of the Management. To the extent practical, we have evaluated the information provided through analysis, inquiry and review for the purpose of forming our valuation opinion. However, certain aspects of the information provided are not capable of external verification or validation.

In preparing this report, we have utilized projected financial information prepared by Management. Projected financial information is dependent on the outcome of many assumptions, some of which are outside the control of the Management. Assumptions relating to projected financial information may be reasonable at the time of their preparation but can change materially over a relatively short time.

Valuation Approaches

Normally, in a valuation exercise, an estimation of Fair Value is determined by the application of one or more of three approaches to value: cost approach, market approach, and income approach. These approaches are fully defined, as follows.

The cost approach establishes value based on the cost of reproducing or replacing an asset, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach generally results in an upper limit of value in cases where the assets are easily replaced or reproduced, since no prudent investor would pay more for an asset than the cost to create a comparable asset.

The market approach determines the value of an asset based on the transacted sales of comparable assets in the market place. This value represents the expected price that an asset may garner in its market place, but it is not an actual price as an actual price represents what one buyer or licensee (in the case of intangible assets) actually paid for a specific asset. Implementation of the market approach includes the analysis of transactional data both of the sale and/or licensing of the subject asset and comparable assets. It also includes an assessment of current market conditions and changes in the market that occurred between the dates of the transactional data and the date of the analysis.

The income approach is based upon an analysis of the expected economic benefits to be derived from a particular asset. This approach is the most common method for valuing businesses, equity interests and intangible assets. It is based upon the projected earnings, cost savings or other income measure associated with the ownership of the intangible property and discounting the measure of value to its present worth. There are numerous methods to derive value that come under the heading of the income approach.

Our analysis has included the use of methods appropriate to the valuation of the type of assets in question. The approaches used for each asset are described and discussed in the ensuing sections of this report.

Statement of Independence

We confirm that we have no present or contemplated interest in the assets which are the subject of this valuation and are acting independent of all parties. Our fees are agreed on a lump sum basis and are not contingent on the outcome.

Limitation of Circulation

This valuation report has been prepared solely for the Company and its auditor. This report is not intended for any legal or court proceedings, general circulation, publication or reproduction in any form without our prior written consent. We will assume no responsibility or liability for any losses incurred by you or any third party as a result of unauthorised circulation, publication or reproduction of this report in any form and/ or if used contrary to the purpose stated therein.

Source of Information

Information from Management

In preparing our opinion, we have received and reviewed information from Management. We have relied to a considerable extent on the information in arriving at our opinion, including, but not limited to the following:

1)

Audited financial statements of the Company for the financial year (“FY”) ended FY2016 and FY2017 and for six months ended September 30, 2018;

2)

Projected profit & loss for the Company, for the period from FY2019 to FY2038;

3)

Breakdown of the projected revenue of the Company;

4)

Breakdown of the historical costs incurred by the Company in relation to the IP;

5)

Certain details in relation to the IP; and

6)

Discussions with representatives of the Company including:

•

Mr. Gergely Toth, Chief Executive Officer

•

Mr. Thomas Sawyer, Chief Operating Officer

Information from Other Sources

In addition to the above information provided, we have made reference to and relied upon other information such as:

•

Historical and forecast financial information of listed companies comparable to the Company (“Comparable Companies”) from S&P Capital IQ;

•

Risk-free rates from S&P Capital IQ;

•

Equity risk premium from S&P Capital IQ; and

•

Economic and Industry information from various sources including, International Monetary Fund (“IMF”), various patent and intellectual property resources, and World Bank.

Company Overview

Cantabio Pharmaceuticals Inc. is a Silicon Valley based preclinical stage biotechnology company, focusing on commercializing novel therapeutic candidates and the intellectual property generated from its research and development activities into Alzheimer’s disease (AD), Parkinson’s disease (PD) and other related neurodegenerative diseases. Catabio Pharmaceuticals Inc. originally began as Gardedam Therapeutics Inc., founded in 2009 by founder Gergely Toth, in order to commercialise Dr. Toth’s ongoing research into therapeutic technology surrounding neurodegenerative disease. Gardedam later merged with Cantabio Pharmaceuticals through a reverse merger allowing the company to be listed on the OTCQB market in the US. The Company is focused on bringing its portfolio of novel therapies to clinics, while reaching the technical milestones that will allow the raising of substantial capital and the development of partnerships that will increase the Company’s value and fund its programs into clinical trials. Cantabio aims to deliver value for investors through the use of its efficient development pipeline while remaining commercially focused, making the most efficient use of funds, meeting project milestones and exploring further opportunities for strategic partnerships with large pharmaceutical companies.

Cantabio strategically integrates therapeutic focus, target family biophysics, novel drug discovery technologies and expertise into an innovative drug discovery approach, producing a set of therapeutic candidates for a number of related diseases. Cantabio’s novel and innovative therapeutic approach for the development of drug candidates is the development of pharmacological chaperones as disease modifying therapeutic candidates.

Cantabio’s small molecule pharmacological chaperones act to stabilize the native functional form of selected protein targets against misfolding when they lose their function and/or become toxic and thus trigger cell death.

Cantabio’s pharmacological chaperones are identified using a unique biophysics-based screening platform. Upfront pharmacological characterization of discovered compounds in cellular models of the targeted disease ensures that only those that are therapeutically functional with ideal CNS properties are brought forward and developed into leads, using a synergistic process of structural biology, computational chemistry and medicinal chemistry. The leads are further optimized through validated neurodegenerative disease related cellular and in vivo models to develop disease-modifying drug candidates for clinical trials.

Cantabio, through its proprietary drug discovery program, is currently identifying and developing small molecule pharmacological chaperones as drug candidates for clinical trials. In addition, the company is developing therapeutic proteins that can pass through the blood-brain barrier to supplement the internal defense mechanisms of brain cells, helping patients to prevent and recover from these diseases.

Cantabio has assembled a strong management team with extensive experience in key strategic areas, a world-renowned scientific advisory board, and has already attracted funding from international investors and US$150,000 in grants to develop its therapeutic candidates. The company has operations in Silicon Valley (USA), Cambridge (UK) and Budapest (Hungary), where multidisciplinary in-house R&D is carried out in its laboratory facility.

Cantabio also has strong academic links with the University of Cambridge in the UK and Purdue University in the US, allowing cutting edge academic research support to Cantabio’s therapeutic programs and access to novel therapeutic programs with high potential.

Cantabio’s funding has carried the Company to in vivo trials of its novel pharmacological chaperone molecule and protein delivery therapies targeting the DJ-1 protein for Alzheimer’s and Parkinson’s diseases, and Tau and Aß for Alzheimer’s. The estimated market size for treatments for these conditions is US$17 billion, with no effective disease modifying drugs currently available. The Company is currently raising capital to fund further in vivo studies in mammalian disease models.

Overview of the IPs owned by the Company

Cantabio’s portfolio contains a library of therapeutic candidates which work on 3 distinct targets: DJ-1, a protein genetically linked to Parkinson’s Disease, Alzheimer’s Disease and other neurodegenerative diseases, Tau and Aß, proteins well established as targets for Alzheimer’s disease in CNS research.

Program CB101 and CB102: Small molecule pharmacological chaperones targeting the DJ-1 protein for PD and other neurodegenerative diseases. The DJ-1 protein is involved in the protection of brain cells from damaging factors such as oxidative stress and protein aggregation, which are linked to the cause and progression of PD and other neurodegenerative diseases. Cantabio has developed novel compounds that target DJ-1 to enhance the cell’s natural ability to prevent and reduce degeneration. Initial studies in cellular and in vivo models have delivered positive results and Cantabio’s scientific team are progressing these candidates into further cellular and animal model studies related to PD and towards clinical trials.

CB201: Engineered CNS-penetrant DJ-1 Protein for PD and AD. This novel therapeutic candidate is designed to allow DJ-1 protein to be delivered into the brain through the blood brain barrier to supplement and increase the levels of DJ-1, thus protecting brain cells against degenerative factors. Cantabio’s scientific team is presently developing CB201 into further cellular and animal disease model studies and towards clinical studies for both diseases.

CB301: Small molecule pharmacological chaperones targeting the Aβ peptide for AD. Cantabio has developed novel compounds that target the monomeric Aβ peptide. These compounds are believed to exert their functional effect by binding to monomeric species of Aβ peptide thereby reducing their oligomer and amyloid formation in disease conditions. Cantabio’s scientific team is progressing these into cellular and animal model studies related to AD and towards clinical trials.

CB401: Small molecule pharmacological chaperones targeting the Tau protein for AD. Developed in conjunction with the University of Cambridge and the Max Planck Institute, Cantabio's Tau targeting drug candidates are small molecule pharmacological chaperones which bind to the native monomeric Tau protein and reduce its aggregation in vitro, in cells and in an in vivo model. Cantabio is currently studying and further developing these Tau targeting drug candidates in relevant AD in vivo models with the aim of producing clinical candidates for the treatment of Alzheimer’s.

DJ-1: The DJ-1 protein can be oxidized during the ageing process, leading to misfolding and loss of function, and the age-dependent inactivation of DJ-1 is believed to play a significant role in neurodegeneration. Cantabio’s approach involves the use of pharmacological chaperones and their strong therapeutic potential for preventing misfolding and aggregation of DJ-1, as well as a protein delivery system (Tat-DJ-1). To this end a library of molecular candidates has been developed, with several of these ready to enter the in vivo phase of pre-clinical trials. As the role of DJ-1 in neurodegenerative diseases has only been recently established, there has to date been only a limited effort toward studying the biology and therapeutic targeting of this protein by the biotech and pharmaceutical industry.

Cantabio also holds the licensing rights for small molecule therapies associated with the Tau protein, whose dysfunction is linked to neurodegenerative disease. Developed in conjunction with the University of Cambridge and the Max Planck Institute, Cantabio’s candidates bind to the Tau protein, stabilizing its structure and protecting it from misfolding and the associated toxic effects of its aggregation. Similarly, Cantabio’s Aß program uses small molecule pharmacological chaperones to stabilise and prevent the aggregation of this protein.

Economic Overview

Global growth is projected to reach 3.9% in 2018 and 2019, in line with the forecast of the April 2018 World Economic Outlook (WEO), but the expansion is becoming less even, and risks to the outlook are mounting. The rate of expansion appears to have peaked in some major economies and growth has become less synchronized. In the United States, near-term momentum is strengthening in line with the April WEO forecast, and the US dollar has appreciated by around 5% in recent weeks. Growth projections have been revised down for the euro area, Japan, and the United Kingdom, reflecting negative surprises to activity in early 2018. Among emerging market and developing economies, growth prospects are also becoming more uneven, amid rising oil prices, higher yields in the United States, escalating trade tensions, and market pressures on the currencies of some economies with weaker fundamentals. Growth projections have been revised down for Argentina, Brazil, and India, while the outlook for some oil exporters has strengthened.

The balance of risks has shifted further to the downside, including in the short term. The recently announced and anticipated tariff increases by the United States and retaliatory measures by trading partners have increased the likelihood of escalating and sustained trade actions. These could derail the recovery and depress medium-term growth prospects, both through their direct impact on resource allocation and productivity and by raising uncertainty and taking a toll on investment. Financial market conditions remain accommodative for advanced economies—with compressed spreads, stretched valuations in some markets, and low volatility—but this could change rapidly. Possible triggers include rising trade tensions and conflicts, geopolitical concerns, and mounting political uncertainty. Higher inflation readings in the United States, where unemployment is below 4%, reflecting full employment, but markets are pricing in a much shallower path of interest rate increases than the one in the projections of the Federal Open Market Committee, could also lead to a sudden reassessment of fundamentals and risks by investors. Tighter financial conditions could potentially cause disruptive portfolio adjustments, sharp exchange rate movements, and further reductions in capital inflows to emerging markets, particularly those with weaker fundamentals or higher political risks. (Source: IMF)

Industry Overview

Overview of the Pharmaceutical and Biotechnology Industry

Over the past 30 years, biotechnology has been acting as a commercial driver for both innovative research and scientific advancement. Several studies have shown that development of the biotech sector can positively impact a country’s populace, by evolving into a potential source of novel therapeutics, and its economy. In providing avenues to promote this high-growth sector, a country can profit from the heavy taxation and creation of new jobs. As such, biotech products continue to gain market share from traditionally available drugs, with the biotechnology sector growing at a compounded annual growth rate (“CAGR”) of 3.7% - from $263.7 billion to $293.5 billion between 2010 and 2016. Seven of the top ten drugs in global sales in 2015 belonged to biotech companies. At the same time, increased investment in emerging economies is expected to trigger an era of industrial and commercialization growth. Such investment reflects the growing necessity of dealing with chronic diseases as well as the concerns regarding the ageing population. Hence, therapeutic areas such as oncology, Alzheimer's (AD) and Parkinson’s (PD) disease, cardiovascular disease, diabetes, multiple sclerosis, HIV/AIDS, and arthritis will become focal points of research in the future. Having highlighted this progress, it should nevertheless be noted that start-up companies, as well as small-or-medium-size enterprises (SMEs), have typically been unsuccessful in their endeavours in this field. This may be attributable to the high complexity and cost of the biotech sector. Thus, there are a variety of commercialization obstacles that need to be addressed and critically evaluated.

Parkinson’s Disease and Alzheimer’s Disease

Parkinson’s Disease (PD) and Alzheimer’s Disease (AD) are progressive, chronic, degenerative neurological disorders that attack the neurons in the brain resulting ultimately in death over a period of 2 to 20 years. Motor symptoms of PD are resting tremor, slowness of movement, postural instability, rigidity and cognitive impairment, ranging from mild memory difficulties to dementia, and mood disorders, such as depression and anxiety. AD results in loss of memory, thinking and language skills, and behavioural changes, and the cost of caring for people with AD or other related dementias in the United States is estimated to be over $200 billion last year, according to reports from the Alzheimer’s Association. This market is set to expand as the baby boomer generation ages and human life expectancy grows, and currently at least 1 million people in the US and more than 7 million worldwide have PD. AD is among the 6th leading causes of death in the U.S., and approximately 45 million people have AD world-wide. Currently there are only symptomatic treatments available for both PD and AD, which provide only temporarily alleviation of symptoms, and there is no preventative or curative therapy.

By 2030, the treatment and care costs of dementia-related diseases, mainly Alzheimer’s (AD) and Parkinson’s disease (PD), is expected to dramatically increase to approximately US$2 trillion. In the absence of a disease modifying therapy (DMT), it is predicted that the number of people living with dementia will dramatically escalate, reaching up to 131.5 million people. Therefore, it is critical for our society that pharmaceutical and biotechnology companies need to overcome the various commercialisation challenges in order to innovate such therapies, including inadequate funding sources, complex regulatory approval processes, as well as costly, risky and lengthy drug discovery and development procedures. Market studies reveal that several companies are shifting from anti-symptomatic treatments to DMTs. Immunotherapy and small molecule DMTs focusing on amyloid-beta related targets, as well as Tau were among the most targeted proteins, whereas α-synuclein was the most pursed target in PD.

Nowadays, the diagnosis of AD and PD may be performed with a high degree of accuracy. These common neurodegenerative diseases are considered predominantly idiopathic, with the underlying pathophysiology still not well understood. Although there is a variety of therapeutic approaches under investigation that target distinct disease mechanisms of both diseases to cope with the huge unmet medical need, there is still a lack of effective, disease modifying therapies (DMTs).

Global Alzheimer’s Disease Drug Market

AD treatment is a high risk and highly profitable market, with the global AD market valued at ~US$6.5 billion per year in 2015, while it is predicted to reach US$13.3 billion by 2023 based on evidence from GlobalData. This represents one of the fastest-growing therapeutic areas. Yet, the AD market has seen its value decline in the past 7 years, with a CAGR of 6.2% according to IMS health. This is a result of loss of exclusivity of leading available treatments and price erosion due to generics, driving the overall market to maturity. The global AD market is segmented based on the following criteria: class of drug, distribution channel (hospital pharmacy, retail pharmacy and online sails) and region. Based on geographical region, the US remains the dominant market with an estimated value of total sales of 44.8%. It is worth mentioning that the largest share was held by North America due to the high number of patients and raised awareness regarding the disease. More specifically, data from 2017 estimated the value of the AD market in North America at US$1.7 billion, while it is expected to grow to more than US$3 billion by 2025. In addition, the Asia Pacific and Brazil AD drug markets are also predicted to rise at a robust CAGR in the forecast period, whereas Latin America, the Middle East and Africa are considered smaller markets. Moreover, there are currently two classes of drugs approved for maintaining functional capacity and impeding symptoms.

For mild to moderate AD, acetylcholinesterase (AChE) inhibitors such as donepezil, rivastigmine and galantamine are aimed at improving cognition, as well as the behaviour and mood of the patients by prolonging the action of an important chemical, called acetylcholine, which prevents the breakdown of neuronal synapses. N-methyl-D-aspartate (NMDA) receptor antagonist, memantine constitutes the second class of AD drugs, intended for the temporary improvement of moderate to severe symptoms by regulating the levels of the neurotransmitter, glutamate. Both memantine and AChE inhibitors are expected to remain dominant and expand in the coming years with a significant CAGR, due to the limited available effective therapies. In addition, namzaric, is the only available capsule that combines the two therapeutic pathways of AChE inhibitors and glutamate receptor blockers in a single treatment, leading to superior improvements in cognitive capability, psychosis, agitation and sleep disturbances. However, there is no clinical evidence of slowing or preventing disease progression.

Global Parkinson’s Disease Drug Market

Correspondingly to the AD market, the global PD market is anticipated to rise from US$2.1 billion in 2014 to US$3.2 billion by 2021 according to the GBI Research, predicting a CAGR of 5.7%. Although the PD market is expected to be influenced from the upcoming patent expiration of key drugs (Azilect, Stalevo and Comtan) and entry of generics, new drug players are expected to offset these effects by offering easier administration and superior symptom relief such as four new levodopa formulations. However, these new entrants will still face the challenge of generics, which will offer premium price deals. Additionally, geographical regions such as Canada and Japan, where longer time frames are required for drug submissions, will face greater challenges. Currently, there are several drugs in the market aiming to increase dopamine levels to target symptoms relief, including, dopamine agonists, Monoamine Oxidase-B (MAO-B) inhibitors and mainly levodopa, which is the most effective therapy that is used as first-line treatment for PD. Furthermore, high prevalence and incidence of PD in North America has created strong reimbursement schemes and policies that have established North America as the leader in the PD market, with several drug projects under development. Through fast designation in the US, the FDA has provided an even more welcoming environment in North America, which is predicted to hold the largest share of this market in the forecast period due to increased investor attraction.

The current global leaders in the PD therapeutics market are Salix Pharmaceuticals, Teva Pharmaceutical Industries Ltd., Novartis AG, GlaxoSmithKline Plc., Mylan N.V., Orion Corporation, Boehringer Ingelheim, UCB, and Impax Labs.

They are shifting their pipeline focus towards innovative therapeutics that will focus on the long-term management of PD, while Novartis AG, Pfizer, Ceregene, and Biogen are expected to be the first to launch new drugs in the coming future. It’s worth pointing out that most of the new drug candidates against PD are still at the discovery and preclinical stages of development, while the rest are distributed within phase I and II with a few exceptions in the late phase III. Finally, with the current high number of drugs targeting symptom relief, and most of the neuroprotective drug candidates at early discovery and preclinical stages of development, there is an urge for DMTs. Nevertheless, there are still major obstacles, such as the absence of reliable biomarkers, identification of suitable animal models and established clinical trial protocols

Historical and Forecast Financial Statements

The income statements of the Company from FY2016 to FY2017, together with the forecast income statements from FY2018 to FY2027 are set out in Appendix 2.

Summary of Historical Financials

The summary of historical financials of the Company are as below:

As previously discussed, the Company is a pre-clinical company with no revenues to-date. As such, the Company has incurred losses for the year ended March 2018 and six months ended September 2018 of US$2.01 million and US$1.04 million respectively.

Valuation of Intellectual Property

Valuation Approaches

Normally, in a valuation exercise, an estimation of Fair Value is determined by the application of one or more of three approaches to value: cost approach, market approach, and income approach. These approaches are fully defined, as follows.

The cost approach establishes value based on the cost of reproducing or replacing an asset, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach generally results in an upper limit of value in cases where the assets are easily replaced or reproduced, since no prudent investor would pay more for an asset than the cost to create a comparable asset.

The market approach determines the value of an asset based on the transacted sales of comparable assets in the market place. This value represents the expected price that an asset may garner in its market place, but it is not an actual price as an actual price represents what one buyer or licensee (in the case of intangible assets) actually paid for a specific asset. Implementation of the market approach includes the analysis of transactional data both of the sale and/or licensing of the subject asset and comparable assets. It also includes an assessment of current market conditions and changes in the market that occurred between the dates of the transactional data and the date of the analysis.

The income approach is based upon an analysis of the expected economic benefits to be derived from a particular asset. This approach is the most common method for valuing businesses, equity interests and intangible assets. It is based upon the projected earnings, cost savings or other income measure associated with the ownership of the intangible property and discounting the measure of value to its present worth. There are numerous methods to derive value that come under the heading of the income approach.

As discussed above, the IPs predominantly consist of Cantabio’s unique technology for potentially curing AD and PD. In this regard, we performed the valuation of the IPs as one asset, as these components are not reasonably separable from each other.

While Cantabio is in fact an operating entity, it is still very much at an early stage without any established history to-date of revenues nor profitability.  As such the market approach was not utilized as it requires positive benchmarks to compare with other comparable companies or assets traded or sold and such benchmarks should be reflective of the entity being valued being at a stage of stability or maturity.  As such, although it was considered, we did not employ the market approach in our valuation of the IP.

Valuation Methodology

Methods Applied	Methods Considered / Not Applied

Multi-Period Excess Earnings Method (Income)	Market Method (Market)
Replacement Cost Approach (Cost)

We have used the income approach by applying the Multi-Period Excess Earnings method (“MEEM”) and the cost approach by applying the Replacement Cost approach (“RCA”) to determine the Fair Value of the IPs as of the Valuation Date. In our opinion, the RCA is more appropriate for valuing the IPs as this approach is more effective in valuing early stage IPs where the future economic benefit of the IPs cannot be reliably measured. As a cross reference, the MEEM method is used to illustrate the future economic benefits of the IPs.

The use of the cost approach is appropriate for the valuation of the IP as the IP is still at the development stage.

Valuation Methodology - Replacement Cost Approach (“RCA”)

We have determined the Market Value of the IP by applying the cost approach using historical costs as a basis, with adjustments as necessary, if any, to arrive at the valuation as of the Valuation Date. This method involves estimating the cost of recreating the subject intellectual property / intangible asset in similar shape, technology and condition with historical costs as a basis for the valuation, as of a particular date.

We understand that the IP was developed within the past 36 months and as such the historical costs are a reasonable proxy for costs of recreation. The inputs / assumptions to apply this method were derived from discussions with Management. The key inputs and assumptions applied in utilizing the replacement cost method in order to value the IP as of the Valuation Date, are as follows:

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Project costs provided by Management, which include all historical development costs;

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These include:

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Costs of internal resources;

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External consultant and resources;

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IP licenses; and

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Other incidental costs permitted under US GAAP.

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Amortization has been allowed up to the Valuation Date. We understand from Management that no obsolescence adjustment is required over the amortization, as the IPs are relatively new.

Conclusion

Based on the assumptions outlined in the report and our analysis, we have determined the market value of the IP owned by Cantabio using the Cost Approach to be $1.46 million.

Please refer to Appendix 5 for a detailed breakdown of historical costs relating to the IP.

Valuation Methodology - Probability-Adjusted Multi-period Excess Earnings Method (“MEEM”)

We adopted the probability-adjusted multi-period excess earnings method (“MEEM”) as a cross reference to measure the Fair Value of the IP. This method measures present value of the future marginal economic benefits to the generated or allocated cash flows during the remaining life of the asset. MEEM uses the operating cash flows of the portion of business relevant to the asset being valued less contributory asset charges and related implicit royalty expenses to derive the cash flows from the asset being valued.

To determine the Fair Value of the IP, we considered only the expected operating cash flows from the asset being valued. We then deducted contributory asset charges that were apportioned according to the revenue contributed by the asset. The after-tax residual cash flows were subsequently discounted by an appropriate discount rate.

Revenue Forecast

We have relied on the revenue forecast provided by Management for the period from FY2019 to FY2038 for the valuation of the IP. 100% of revenue is allocated to the IP. Revenue for the IP is mainly derived from milestone payments upon the success of each clinical phase, as well as royalty payments upon the successful commercialization of the IP. The revenue in the period of valuation, in the event that the IPs are successfully commercialized, is shown as follows:

Tax Rate

We have adopted the corporate tax rate in US of 21% as the tax rate.

Useful Life & Decay Rate

We considered all forms of obsolescence, such as physical deterioration, functional, technological, economic obsolescence as well as market competition in the remaining useful life analysis. Based on the above consideration and discussions with Management, we assumed an indefinite useful life and applied a 0% decay rate, to reflect the fact that the Company is consistently enhancing and developing the IP.

Commercialization Success Probability

In order to cater for the probability that the IP will be successfully commercialized, we have applied a best-estimate probability for which the projects related to the IP will pass each clinical stage successfully to the path of commercialization. These probabilities will be adopted in our MEEM calculations as probability-adjusted residual cash flows. The probabilities are based upon discussions with management of Cantabio, as well as internal industry research on past success rates for projects similar to that for the subject IP. In this valuation exercise, we have presented three success scenarios, to cater for different cases which may occur in the future, as estimated by Management. The probabilities of success for each individual phase adopted in our calculations are presented as follows:

As discussed with Management, the high case represents an optimistic estimation that the drug is successfully tested, approved and commercialized. The low case represents a failure of the drug test in Phase 3 research. A base case is adopted as a scenario in between the high and low case.  In all scenarios, while there is also a financing risk, each of the three scenarios assume successful financing to the point of attaining the levels described in each scenario, otherwise the value of the IP would immediately go to zero, or in the best case, stagnate indefinitely unless and until such financing is secured.  The financing risk is reflected in the discount rate utilized in the methodology.

Contributory Asset Charges (“CAC”)

Embedded in the concept that the Fair Value of an identifiable intangible asset is equal to the present value of the net cash flows attributable to that asset, is the notion that the net cash flows attributable to the subject asset must recognize the support of many other assets, tangible and intangible, which contribute to the realization of the cash flows. The contributory asset charges (of cash flow) are based on the Fair Value of the contributing assets. After-tax cash flows for certain identifiable intangible asset are assessed charges representing a “return on” and a “return of” the contributory assets based on their Fair Values.

The “return on” the asset refers to a hypothetical assumption whereby the project pays the owner of the contributory assets a fair return on the Fair Value of the hypothetically rented assets (in other words, “return on” is the payment for using the asset). The “return of” fixed assets is included in the cost structure as depreciation. For self-developed assets such as assembled workforce, the cost to replace these assets is already factored into the cash flow analysis as part of the operating cost structure in the form of ongoing development expenses. “Return of” is the cost to replace the asset and is deducted from the subject revenues.

We adopted contributory asset charge rates as follows:

Please refer to Appendix 6 for summary of the contributory asset charges.

Discount Rate

We derived the discount rate for the IP based on the Weighted Average Cost of Capital (“WACC”) plus 2% premium, equalling 45%. Please refer to Appendix 3 for detailed derivation of WACC.

Tax Amortization Benefit

No tax amortization benefit has been assumed in this valuation.

Valuation Result

Based on the above assumptions and parameters, as the NPVs of the IP for all three scenarios are negative, the Fair Value of the IP under MEEM method is estimated to be zero as of the Valuation Date due to the current stage of the IP and amount of time it would take in order to achieve future cash flows. Please refer to Appendix 7 for details of valuation of IP under MEEM method.

Summary of the Intellectual Property Asset Valuation

Based on the assumptions and analysis set forth earlier, the Fair Value of the IPs as at the Valuation Date is summarized as below:

Exclusions and Limitation of Liability

All work has been performed in accordance with and subject to our Standard Conditions of Engagement, a copy of which has been previously provided. For you reference, we highlight some of the more pertinent points:

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We have exercised due skill and care in the provision of the services set out in this report;

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We shall not under any circumstances be liable for damages or for losses that are not direct result of breach of contract or negligence on our part in respect of services provided in connection with or arising out of the engagement set out in this letter (or any variation or addition thereto) or for any consequential losses or loss of profits of whatsoever nature and in any event, the liability of Albeck, its related companies, partners, directors and staff (whether in contract, negligence or otherwise) shall in no circumstances exceed the fees paid specifically for the work in question which allegedly entailed a breach of contract or negligence on our part;

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The exercise was based largely upon information provided by and on behalf of Management. We assume no responsibility and make no representation with respect to the accuracy or completeness of any information provided by management or nominated representatives of Management;

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In no event shall Albeck, its related companies, partners, directors and staff be liable for any loss, damage, cost or expense arising in any form or in connection with the fraudulent acts or omissions, or any mis-representations or any default on the part of the directors, employees or agents of the Management;

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Without derogating from the aforesaid provisions, we shall not under any circumstances whatsoever be liable to any third party whether or not they are shown a copy of any work that we have done pursuant to the terms of our engagement and whether or not we have consented to such work being shown to them, save and except where we specifically agreed in writing to accept such liability;

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Except as a result of our own negligence or wilful default, in the event that we find ourselves subject to a claim or incur legal costs from another party as a result of false or misrepresented information provided by Management in connection with this engagement, any claim established against us and the cost we necessarily incur in defending it would form part of the expenses we would look to recover from Management;

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Our analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions and we have prepared this report in conformity with the applicable Internal Revenue Service Valuation Guidelines in the US; and

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We have no bias with respect to the subject of this report or to the parties involved with this assignment set out in this report.

Assumptions and Key Limitations

General

We have made the following key assumptions in our valuation, these apply throughout unless otherwise stated:

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There are no material changes in existing political, legal or regulatory (including changes in legislation, laws or regulations, government policies or rules), fiscal, market or economic conditions in US that may have a direct impact (either positive or negative) on the industry, and the IPs;

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Other assumptions specific to a particular valuation approach or certain observations and conclusions are outlined in the ensuing sections of the report;

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Financial information provided accurately reflects the financial and operating position of the Company;

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The Company shall continue to operate as a going concern with sufficient liquidity to achieve the financial forecasts and projections;

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There are no other liabilities including any contingent liabilities or unusual contractual obligations or substantial commitments which would have a material effect on the value of the IPs;

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There will be no material change in inflation or interest rates from those prevailing as at the Valuation Date;

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There will be no material change in the bases or rates of taxation or duties as effective tax rate has been adopted in the Valuation which represents better in the actual situation according to Management; and

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The Company’s operations and business will not be severely interrupted by any force majeure event or unforeseeable factors or any unforeseeable reasons that are beyond the control of Management, including but not limited to the occurrence of natural disasters or catastrophes, epidemics or serious accidents.

Our valuation is based on information provided by Management who are solely responsible for their completeness and accuracy. We have not performed any work in the nature of an audit on the information provided to us and, accordingly, have not expressed any audit opinion in this report.

Limitations of Valuation

The indicative valuation range of the IPs is based on assumptions developed from external research and discussions with the Management. Although we have attempted to confirm some of the assumptions through other research and analysis, not all assumptions used are able to be fully verified.

Valuation of intangible assets such as the IPs is inherently subjective. The nature of the pharmaceutical industry is very dynamic and the rate of change has been increasing in the more recent years. Our valuation is based on the information available to us, the assumptions used and our knowledge of performing broadly similar valuations. Others may choose to assign a different value based on the information available to them or any particular circumstances.

Appendix 1 - Historical Balance Sheet

Appendix 2 - Historical and Projected Profit & Loss Statement

Appendix 3 - Derivation of Discount Rate

Weighted Average Cost of Capital (WACC)

WACC is the minimum acceptable return on investments required by lenders and shareholders. It is the weighted cost of debt and equity funded capital and is the appropriate rate to discount the free cash flows to the Company. The formula for calculating WACC is:

We have calculated the WACC for the Company to be applied as the discount rate in the valuations of the IP of the Company. An additional risk premium of 2% was added to the WACC range to reflect the riskiness of the IP of the Company.

Capital Structure

We understand that the Management intends to eliminate the Company’s debt in the long term. As such, we have adopted a debt-equity structure of 20:80 in calculating the cost of equity and WACC.

Cost of Equity

The return on equity is the minimum acceptable return on investment required by shareholders. The capital asset pricing model (“CAPM”) is a model which calculates the expected or required rate of return on risky assets.

CAPM characterises the relationship between a common stock's expected return and risk as:

Risk Free Rate of Return

The risk-free rates were derived from the yield rate of United States Treasury Constant Maturity - 10 Year (Source: S&P).

Beta

Beta was derived by taking the unlevered betas of the Comparable Companies and then re-levering by optimal debt-equity ratio and tax rate of the Company. Please refer to Appendix 4 for details of the comparables used in the calculation of beta. The equity and asset betas of the Comparable Companies are as follows:

Epsilon

Epsilon or alpha adjusts the cost of equity for company specific risk premium. In general, investors tend to expect a higher rate of return from unlisted and / or smaller companies to compensate for additional risks undertaken. There have been empirical studies which note that investors tend to price a premium for smaller companies. Taking into consideration these factors as well as the Company’s relative size to the Comparable Companies, market position, past and future financial performance, risks and likelihood of achieving the desired financial results, and financing risks, we have included an epsilon of 40% in the calculation of the cost of equity.

Derived Cost of Equity & WACC

Based on the above noted inputs, the cost of equity and the WACC of the Company are derived as follows:

Appendix 4 - Comparable Companies

Appendix 5 - Valuation of Intellectual Property under Cost Approach

Appendix 6 - Summary of the Contributory Asset Charges

Appendix 7 - Valuation of Intellectual Property under MEEM Method

Base Case

High Case

Low Case